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                                                                Exhibit 4(k)

AMENDMENT TO BYLAWS
ADOPTED BY THE BOARD OF DIRECTORS MARCH 17, 1992:
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Amendment of Bylaws.
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RESOLVED, that Article III, Section 1 of the Bylaws of the Corporation be,
and hereby is, amended to read in its entirety:

     Section 1. The number of directors which shall constitute the whole board shall be five (5). The directors shall be elected at the annual meeting of the shareholders, except as provided in Section 2 of this Article, and each director elected shall hold office until such director's successor is elected and qualified. Directors need not be shareholders.